Global Future City Holding Inc.

2 Park Plaza, Suite 400

Irvine, CA 92614

March 1, 2017

VIA EMAIL AND EDGAR SUBMISSION

Securities and Exchange Commission

Department of Corporate Finance

Attention: Donna Levy

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Future City Holding Inc. Request to Withdraw Request for Withdrawal of Registration Statement on Form S-1 Filed on May 5, 2016 File No. 333-204005

Dear Ms. Levy:

On behalf of Global Future City Holding Inc., a Nevada corporation (“Company”), on or about February 16, 2017, we made a request pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Company’s Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-204005), as initially filed with the Securities and Exchange Commission (“Commission”) on May 5, 2016 (“Registration Statement”) be withdrawn. By this letter, we are withdrawing the Company’s request to withdraw the Registration Statement.

Please contact Lawrence Armstrong, Esq., at Horwitz + Armstrong, a professional law corporation, via email at lhorwitz@horwitzarmstrong.com or via fax at 949.540.6578, if you should have any questions regarding the Company’s request to withdraw its request to withdraw the Registration Statement.

Very truly yours,

/s/ Michael Dunn

Michael Dunn

Chief Executive Officer